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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2004

SBS BROADCASTING S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt,
L-1717 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

SBS BROADCASTING REDEEMS ITS CONVERTIBLE SUBORDINATED NOTES DUE 2004

        Luxembourg, December 22, 2003.    SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it redeemed all of its outstanding 7% Convertible Subordinated Notes due December 2004 (the "Notes") on December 19, 2003. Prior to the redemption date, Noteholders with a principal amount of US$53.22 million notified the Company that they will convert their Notes into SBS common shares at the conversion price of US$29.13 per common share. The remaining Notes, with an outstanding principal amount of US$428,000, were redeemed for cash. As a result, the Notes are no longer outstanding and the Company will issue 1.82 million SBS common shares to the Noteholders who elected to convert their Notes into SBS common shares.

        SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

        For further information visit: www.sbsbroadcasting.com, or contact:

# # # # #

Investors: Nick Laudico/Michael Smargiassi Brainerd Commnicators Tel: +1 212 986 6667	Press: Jeff Pryor Pryor Associates Tel: +1 818-382-2233	Catriona Cockburn Citigate Dewe Rogerson Tel: +44 207 282 2924

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SBS BROADCASTING S.A.
Date: January 20, 2004	By:	/s/ MARKUS TELLENBACH Markus Tellenbach Chief Executive Officer

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SBS BROADCASTING REDEEMS ITS CONVERTIBLE SUBORDINATED NOTES DUE 2004
SIGNATURES